

September 10, 2013

Via E-mail
Anthony W. Boor
President and Chief Executive Officer
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

> **Re:**   **Blackbaud, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2012**
> **Filed June 21, 2013**
> **File No. 000-50600**

Dear Mr. Boor:

We have reviewed your letter dated July 19, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 18, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's discussion and analysis of financial condition and results of operations

Results of operations, page 33

1.   Your response to prior comment 3 states that you disclosed your maintenance renewal rate in your Form 10-K for the fiscal year ended December 31, 2012. You do not appear to have disclosed your maintenance renewal rate in your quarterly reports on Form 10-Q. Please disclose this in future filings and discuss any material trends.

Anthony W. Boor
Blackbaud, Inc.
September 10, 2013
Page 2

Comparison of the years ended December 31, 2012 and 2011

Operating results

Maintenance, page 36

2.   We note your response to prior comment 4. Please explain why a disaggregated analysis of maintenance revenue that separately discloses the quantitative impact of existing customers would not provide material disclosure.

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2012

Item 9A. Controls and procedures

3.   You did not include the disclosure required by Item 303(a)(4) of Regulation S-K. In addition, you did not include the attestation report of your registered public accounting firm. Please file an amended Form 10-K that includes all of the information required by Item 9A of Form 10-K. See Exchange Act Rule 12b-15.

        If you have any questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, Evan Jacobson, Special Counsel, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Sr. Asst. Chief Accountant